AMENDMENT NO. 6

AMENDMENT NO. 6 (this "Amendment No. 6") dated as of March 30, 2009 among LEGG MASON, INC. (the "Borrower"), the Lenders executing this Amendment No. 6 on the signature pages hereto and Citibank, N.A., in its capacity as administrative agent (the "Administrative Agent") under the Credit Agreement referred to below.

WHEREAS, the Borrower, the Lenders party thereto and the Administrative Agent are parties to a 5-Year Revolving Credit Agreement dated as of October 14, 2005 (as amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 thereto, the "Credit Agreement"), providing, subject to the terms and conditions thereof, for revolving credit loans to the Borrower.

NOW THEREFORE, the parties hereto wish now to amend the Credit Agreement in certain respects, and, accordingly, the parties hereto hereby agree as follows:

Section 1. Definitions. Except as otherwise defined in this Amendment No. 6, terms defined in the Credit Agreement are used herein as defined therein.

Section 2. Amendments. Subject to the satisfaction of the conditions precedent specified in Section 4 below, but effective as of the date hereof, the Credit Agreement shall be amended as follows:

2.01. References Generally. References in the Credit Agreement (including references to the Credit Agreement as amended hereby) to "this Agreement" (and indirect references such as "hereunder", "hereby", "herein" and "hereof") shall be deemed to be references to the Credit Agreement as amended hereby.

2.02. Certain Defined Terms. Section 1.01 of the Credit Agreement is hereby amended by (i) amending the definition of "Consolidated EBITDA" by replacing "$2,750,000,000" with "$3,000,000,000", (ii) amending the following definitions to read in their entirety as follows (to the extent already included in said Section 1.01) and (iii) adding the following definitions in the appropriate alphabetical location (to the extent not already included in said Section 1.01):

"Letter of Credit Limit" means $75,000,000.

"Leverage Ratio" means, on any date , the ratio of (a) the difference (not less than zero) equal to (x) the aggregate outstanding principal amount of all Indebtedness (other than Non-Recourse Indebtedness and the Defeased Notes) of the kinds referred to in clauses (a), (b) and (h) of the definition of "Indebtedness" herein (and of the kind referred to in clause (g) of such definition to the extent it relates to Indebtedness of the kinds referred to in clauses (a), (b) and (h) of the definition thereof) of the Borrower and its Subsidiaries on such date, excluding the amount that is equal to (i) the aggregate outstanding amount of Hybrid Capital Securities at such time multiplied by (ii) the Hybrid Capital Securities Percentage at such time minus (y) the aggregate amount of Unrestricted Cash at such time, to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters of the Borrower ending on or most recently ended prior to such date. Without limiting the generality of Section 5.01(b)(iii)(y), each calculation of the Leverage Ratio by the Borrower that is delivered to the Administrative Agent shall be accompanied by a certificate of a Financial Officer of the Borrower setting forth the aggregate amount of Taxes estimated in good faith by the Borrower that would be

imposed by any Governmental Authority as a result of repatriation into the United States of Unrestricted Cash.

"Unrestricted Cash" means, at any time, the difference (not less than zero) equal to (a) the aggregate amount of cash and cash equivalents held at such time by the Borrower and its Consolidated Subsidiaries to the extent that (i) such cash and cash equivalents are immediately (subject to any customary and necessary corporate or other action that could not reasonably be expected to result in any material delay) available to repay obligations of the Borrower, (ii) such cash and cash equivalents are not subject to any Liens other than any Lien in favor of the Administrative Agent for the benefit of the Issuing Lenders and the Lenders or in favor of the Administrative Agent under the $700,000,000 Term Loan Agreement dated as of October 14, 2005 among the Borrower, the lenders party thereto and Citibank, N.A., as administrative agent for such lenders, for the benefit of such lenders and (iii) in the case of cash and cash equivalents held by any such Subsidiary, such Subsidiary is not at such time prohibited by any applicable law or regulation or its charter, by-laws or other organizational documents or any order of any Governmental Authority or any binding contract from distributing or otherwise transferring such cash and cash equivalents to the Borrower minus (b) the sum of (i) an amount equal to the greater of (x) $500,000,000 and (y) the aggregate amount of cash and cash equivalents satisfying the conditions set forth in clause (a) above held at such time by operating Subsidiaries of the Borrower plus (ii) in the case of cash and cash equivalents held at such time outside the United States by non-operating Subsidiaries of the Borrower, the aggregate amount of Taxes estimated in good faith by the Borrower that would be imposed by any Governmental Authority as a result of repatriation of such cash and cash equivalents into the United States.

2.03. Maximum Leverage Ratio. Section 5.03(a) of the Credit Agreement is hereby amended to read as follows:

"(a) Maximum Leverage Ratio. The Borrower will not permit the Leverage Ratio to exceed 3.0:1.0 at any time."

Section 3. Representations and Warranties. The Borrower represents and warrants to the Lenders and the Administrative Agent, as to itself and each of its subsidiaries, that (a) the representations and warranties set forth in Article IV of the Credit Agreement (except (x) to the extent relating to the class action litigations described in the Form 10-K of the Borrower for the fiscal year ended March 31, 2008, Section 4.01(f)(i) thereof, and (y) to the extent relating to the Transaction Agreement and the transactions contemplated thereby, Section 4.01(f)(ii) thereof, and provided that for purposes of this Section 3, the date referred to in the last sentence of Section 4.01(e) thereof shall be deemed to be March 31, 2008 instead of March 31, 2005), and in each of the other Loan Documents, are true and correct in all material respects on the date hereof as if made on and as of the date hereof (or, if any such representation or warranty is expressly stated to have been made as of a specific date, such representation or warranty shall be true and correct in all material respects as of such specific date) and as if each reference in said Article IV to "this Agreement" included reference to this Amendment No. 6 and (b) no Default or Event of Default has occurred and is continuing.

Section 4. Conditions Precedent. The amendments set forth in Section 2 hereof shall become effective, as of the date hereof, upon satisfaction of the following conditions:

4.01. Execution. The Administrative Agent shall have received counterparts of this Amendment No. 6 executed by the Borrower and the Lenders party to the Credit Agreement

constituting the Majority Lenders.

4.02.   Amendment Fee. The Administrative Agent shall have received for the account of each Lender that, not later than 6:00 p.m. New York City time on March 30, 2009, shall have executed a counterpart of this Amendment No. 6 and delivered the same to the Administrative Agent, an amendment fee in such amount as shall have been previously disclosed to the Lenders by the Borrower.

4.03.   Fees and Expenses. The Borrower shall have paid in full the costs, expenses and fees as set forth in Section 8.04(a) of the Credit Agreement.

4.04.   Prepayment of Loans. The Borrower shall have ratably prepaid the Loans in accordance with Section 2.10(b) of the Credit Agreement in an aggregate principal amount equal to the greater of (a) $250,000,000 and (b) the amount necessary to reduce the aggregate outstanding principal amount of the Loans to $500,000,000, together with (x) interest accrued on the amount prepaid to the date of such prepayment and (y) any amounts payable under Section 2.17 as a result of such prepayment.

4.05.   Commitment Reduction. The Commitments shall have been ratably and permanently reduced in accordance with Section 2.04(b) of the Credit Agreement in an aggregate amount equal to $500,000,000.

Section 5. Miscellaneous. Except as herein provided, the Credit Agreement shall remain unchanged and in full force and effect. This Amendment No. 6 may be executed in any number of counterparts, all of which taken together shall constitute one and the same amendatory instrument and any of the parties hereto may execute this Amendment No. 6 by signing any such counterpart. Delivery of a counterpart by electronic transmission shall be effective as delivery of a manually executed counterpart hereof. This Amendment No. 6 shall be governed by, and construed in accordance with, the law of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 6 to be duly executed by their respective authorized officers as of the day and year first above written.

LEGG MASON, INC.

By: _____

Name: Charles J. Daley. JR.

Title: CFO

CITIBANK, N.A.,
  as Administrative Agent

By: _____

Name:

Title:

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 6 to be duly executed by their respective authorized officers as of the day and year first above written.

LEGG MASON, INC.

By:_____
  Name:
  Title:

CITIBANK, N.A.,
  as Administrative Agent

By:_____
  Name: Kevin A Ege
  Title: Vice President

LENDERS

CITIBANK, N.A.

By: _____
  Name: Kevin A Ege
  Title: Vice President

BANK OF AMERICA, N.A.

By: _____
  Name:
  Title:

THE BANK OF NEW YORK

By: _____
  Name:
  Title:

DEUTSCHE BANK AG NEW YORK BRANCH

By: _____
  Name:
  Title:

By: _____
  Name:
  Title:

JPMORGAN CHASE BANK, N.A.

By: _____
  Name:
  Title:

STATE STREET BANK AND TRUST COMPANY

By: _____
  Name:
  Title:

NY3:#7458759

LENDERS

CITIBANK, N.A.

By:_____
  Name:
  Title:

BANK OF AMERICA, N.A.

By:_____
  Name: Hichem Kerma
  Title: Vice President

THE BANK OF NEW YORK

By:_____
  Name:
  Title:

DEUTSCHE BANK AG NEW YORK BRANCH

By:_____
  Name:
  Title:

By:_____
  Name:
  Title:

JPMORGAN CHASE BANK, N.A.

By:_____
  Name:
  Title:

STATE STREET BANK AND TRUST COMPANY

By:_____
  Name:
  Title:

AMENDMENT NO. 6

LENDERS

CITIBANK, N.A.

By:_____
  Name:
  Title:

BANK OF AMERICA, N.A.

By:_____
  Name:
  Title:

THE BANK OF NEW YORK MELLON

By:_____
  Name: Michael Pensari
  Title: V.P.

DEUTSCHE BANK AG NEW YORK BRANCH

By:_____
  Name:
  Title:

By:_____
  Name:
  Title:

JPMORGAN CHASE BANK, N.A.

By:_____
  Name:
  Title:

STATE STREET BANK AND TRUST COMPANY

By:_____
  Name:
  Title:

LENDERS

CITIBANK, N.A.

By: _____
  Name:
  Title:

BANK OF AMERICA, N.A.

By: _____
  Name:
  Title:

THE BANK OF NEW YORK

By: _____
  Name:
  Title:

DEUTSCHE BANK AG NEW YORK BRANCH

By: _____
  Name: Richard Herder
  Title: Managing Director

By: _____
  Name: Michael Campites
  Title: Vice President

JPMORGAN CHASE BANK, N.A.

By: _____
  Name:
  Title:

STATE STREET BANK AND TRUST COMPANY

By: _____
  Name:
  Title:

AMENDMENT NO. 6

<u>LENDERS</u>

CITIBANK, N.A.

By:_____
  Name:
  Title:

BANK OF AMERICA, N.A.

By:_____
  Name:
  Title:

THE BANK OF NEW YORK

By:_____
  Name:
  Title:

DEUTSCHE BANK AG NEW YORK BRANCH

By:_____
  Name:
  Title:

By:_____
  Name:
  Title:

JPMORGAN CHASE BANK, N.A.

By:_____
  Name: Sergey Sherman
  Title: Vice President

STATE STREET BANK AND TRUST COMPANY

By:_____
  Name:
  Title:

AMENDMENT NO. 6

<u>LENDERS</u>

CITIBANK, N.A.

By:_____
  Name:
  Title:

BANK OF AMERICA, N.A.

By:_____
  Name:
  Title:

THE BANK OF NEW YORK

By:_____
  Name:
  Title:

DEUTSCHE BANK AG NEW YORK BRANCH

By:_____
  Name:
  Title:

By:_____
  Name:
  Title:

JPMORGAN CHASE BANK, N.A.

By:_____
  Name:
  Title:

STATE STREET BANK AND TRUST COMPANY

By:_____
  Name: James H. Reichert
  Title: Vice President

AMENDMENT NO. 6

MERRILL LYNCH BANK USA

By: _____
 Name: Derek Befus
 Title: Vice President

SUMITOMO MITSUI BANKING CORPORATION

By: _____
 Name:
 Title:

RBS CITIZENS, NATIONAL ASSOCIATION

By: _____
 Name:
 Title:

MANUFACTURERS & TRADERS TRUST CO.

By: _____
 Name:
 Title:

PNC BANK, NATIONAL ASSOCIATION

By: _____
 Name:
 Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By: _____
 Name:
 Title:

HSBC BANK USA, NATIONAL ASSOCIATION

By: _____
 Name:
 Title:

AMENDMENT NO. 6

MERRILL LYNCH BANK USA

By:_____
  Name:
  Title:

SUMITOMO MITSUI BANKING CORPORATION

By:_____
  Name: William G. Karl
  Title: General Manager

RBS CITIZENS, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

MANUFACTURERS & TRADERS TRUST CO.

By:_____
  Name:
  Title:

PNC BANK, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

HSBC BANK USA, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

AMENDMENT NO. 6

MERRILL LYNCH BANK USA

By:_____
  Name:
  Title:

SUMITOMO MITSUI BANKING CORPORATION

By:_____
  Name:
  Title:

RBS CITIZENS, NATIONAL ASSOCIATION

By: *Darcy Salinger*
  Name: Darcy Salinger
  Title: Vice President

MANUFACTURERS & TRADERS TRUST CO.

By:_____
  Name:
  Title:

PNC BANK, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

HSBC BANK USA, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

AMENDMENT No. 6

MERRILL LYNCH BANK USA

By:_____
  Name:
  Title:

SUMITOMO MITSUI BANKING CORPORATION

By:_____
  Name:
  Title:

RBS CITIZENS, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

MANUFACTURERS & TRADERS TRUST CO.

By: *Lynn S. Manthy*
  Name: Lynn S. Manthy
  Title: Ass't V. P.

PNC BANK, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

HSBC BANK USA, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

AMENDMENT NO. 6

MERRILL LYNCH BANK USA

By:_____
  Name:
  Title:

SUMITOMO MITSUI BANKING CORPORATION

By:_____
  Name:
  Title:

RBS CITIZENS, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

MANUFACTURERS & TRADERS TRUST CO.

By:_____
  Name:
  Title:

PNC BANK, NATIONAL ASSOCIATION

By:_____
  Name: Kirk Seagers
  Title: Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

HSBC BANK USA, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

AMENDMENT NO. 6

WELLS FARGO BANK, NATIONAL ASSOCIATION

By: _David J. Bendel_
    Name: David J. Bendel
    Title: Vice President

MERRILL LYNCH BANK USA

By:_____
  Name:
  Title:

SUMITOMO MITSUI BANKING CORPORATION

By:_____
  Name:
  Title:

RBS CITIZENS, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

MANUFACTURERS & TRADERS TRUST CO.

By:_____
  Name:
  Title:

PNC BANK, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:_____
  Name:
  Title:

HSBC BANK USA, NATIONAL ASSOCIATION

By:_____
  Name:
  Title: **JAY LIPMAN**
              VICE PRESIDENT

AMENDMENT NO. 6

CREDIT SUISSE, CAYMAN ISLANDS BRANCH

By:_____
Name: Jay Chall
Title: Director

By:_____
Name: Karl Studer
Title: Director

FIFTH THIRD BANK

By:_____
Name:
Title:

SOCIETE GENERALE

By:_____
Name:
Title:

CREDIT SUISSE, CAYMAN ISLANDS BRANCH

By:_____
  Name:
  Title:

FIFTH THIRD BANK

By:_____
  Name:
  Title: Randolph J. Stierer
              Vice President
              Fifth Third Bank

SOCIETE GENERALE

By:_____
  Name:
  Title:

CREDIT SUISSE, CAYMAN ISLANDS BRANCH

By:_____
  Name:
  Title:

FIFTH THIRD BANK

By:_____
  Name:
  Title:

SOCIETE GENERALE

By: *Edith L Hornick*
  Name: **Edith L. Hornick**
  Title: **Managing Director**